SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                       Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                                   ----------

                    ADVANCED AERODYNAMICS & STRUCTURES, INC.
                    ----------------------------------------
                                (Name of Issuer)

                         COMMON STOCK $.0001 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                   00750B107
                                   ---------
                                 (CUSIP Number)

                                 March 23, 2001
            -------------------------------------------------------
            (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

                         (Continued on following pages)


                              (Page 1 of 4 Pages)

                                                               Page 2 of 4 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

    The Bahamas
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                  5.   SOLE VOTING POWER

                       3,534,344 shares (See Note A)
                  --------------------------------------------------------------
  NUMBER OF       6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7.   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,534,344 shares (See Note A)
     WITH         --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       None.
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,534,344 shares (See Note A)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.99% (See Note A)
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12. TYPE OF REPORTING PERSON

    CO
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Item 1(a). Name of Issuer.

           ADVANCED AERODYNAMICS & STRUCTURES, INC.

Item 1(b). Address of Issuer's Principal Executive Offices.

           3205 Lakewood Boulevard
           Long Beach Airport, California 90808

Item 2(a). Names of Person Filing.

           The Endeavour Capital Investment Fund S.A.

Item 2(b). Address of Principal Business Office, or if none, Residence.

           Cumberland House
           #27 Cumberland Street
           Nassau, New Providence
           The Bahamas

Item 2(c). Citizenship

           The Bahamas

Item 2(d). Title of Class of Securities.

           Common Stock, $.0001 par value per share.

                                                               Page 3 of 4 Pages


Item 2(e). CUSIP Number.

           00750B107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           N/A

Item 4.    Ownership.

      (a)  Amount beneficially owned by reporting person: 3,534,344 shares
      (b)  Percent of Class: 9.99% (See Note A)
      (c)  Number of shares as to which such person has:

           (i)   Sole power to direct the vote: 3,534,344 shares
           (ii)  Shared power to vote or to direct the vote: none.
           (iii) Sole power to dispose or direct the disposition of the Common
                 Stock: 3,534,344 shares of common stock of the Issuer.
           (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 12, 2001
                                                     -------------
                                                        (Date)


                                        ----------------------------------------
                                        /s/ The Endeavour Capital Investment
                                            Fund, S.A.
                                                By: Barry Herman, President

                                        ----------------------------------------


                                        /s/ Benny Stern
                                        ----------------------------------------
                                                     (Signature)